Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Autohome Inc.

汽車之家*

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 2518)

CHANGE OF PRINCIPAL PLACE OF BUSINESS IN HONG KONG

The board of directors of Autohome Inc. (the “Company”) hereby announces that the principal place of business in Hong Kong of the Company has been changed to Suite 802, CITIC Tower, No. 1 Tim Mei Avenue, Central, Hong Kong with effect from October 23, 2026.

By order of the Board Autohome Inc. Mr. Chi Liu Chairman of the Board, Director and Chief Executive Officer

Hong Kong, October 23, 2026

As at the date of this announcement, the Board comprises Mr. Chi Liu, Mr. Haishan Liang, Ms. Cuimei Zhang, Mr. Shenglei Zhou, Mr. Xing Fang and Mr. Quan Long as the directors, and Mr. Junling Liu, Mr. Tianruo Pu, and Dr. Dazong Wang as the independent directors.

*	For identification purposes only